July 3, 2024

Ryoji Baba
Chief Executive Officer
rYojbaba Co., Ltd.
4-3-1, Ohashi, Minami-Ku
Fukuoka-Shi, Fukuoka, 815-0033
Japan

       Re: rYojbaba Co., Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 25, 2024
           CIK No. 0002012600
Dear Ryoji Baba:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
April 23, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted June 25, 2024
Prospectus Summary
Company Overview, page 2

1. We note your response to comment 3 and reissue in part. We acknowledge the new disclosure explaining the nature of the Japanese government subsidies; however, please also clarify if the "social problems" the Japanese government subsidy is targeting are the same problems as the labor rights your consulting services specialize in.
 July 3, 2024
Page 2
Notes to Consolidated Financial Statements
Note 6 - Intangible Assets, page F-14

2. For the acquired contracts with 10 customers for HR consulting services from Global HR
       Technology Co., Ltd. (GHRT), of which your CEO is a shareholder, which was executed on September 15, 2023, please explain the rationale for accounting for the acquisition of customer contracts as intangible assets, how you determined the fair value of these customer contracts, and your consideration for accounting for this transaction as entities under common control. We note in your disclosure on page F-7 the acquisition of Sakai from GHRT, which is controlled by your directors, was accounted for as entities under common control. Also, explain and disclose who is receiving the consideration paid of
       $1,726,433, and the relationship of your CEO/majority shareholder and board of directors with the ownership and board of GHRT at the time of this transaction. Refer to ASC 805-
       50 and ASC 850-10-50.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Craig D. Linder